UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

SENTISEARCH, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

817305 10 5
(CUSIP Number)

Robert J. Mittman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 817305 10 5	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Joseph K. Pagano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,691,477 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,691,477 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10% (based on 16,821,787 Shares of Common Stock issued and outstanding as of April 12, 2010 as provided by the Company)
14	TYPE OF REPORTING PERSON* IN
(1)   Includes (i) 1,666,477 shares owned directly by the Reporting Person and (ii) 25,000 shares owned by the Joseph A. Pagano Jr. Trust (the “1987 Trust”) established for the Reporting Person’s son, and for which the Reporting Person is the sole trustee.  The inclusion of the shares held by the 1987 Trust in this report shall not be deemed to be an admission by the Reporting Person that he is the beneficial owner of such shares under Section 13D of the Act or otherwise.  Does not include 1,651,972 shares held by The Joseph A. Pagano, Jr. 2007 Trust, an irrevocable trust established by the Reporting Person for his son, but over which the Reporting Person has no voting or investment control.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (“Common Stock”) issued by Sentisearch, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1217 South Flagler Drive, 3rd Floor, West Palm Beach, FL 33401.

Item 2.	Identity and Background.

This statement is filed by Joseph K. Pagano, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors and a principal stockholder of the Company  (the “Reporting Person”).  The address of the Reporting Person is 1217 South Flagler Drive, 3rd Floor, West Palm Beach, FL 33401. Mr. Pagano is a United States citizen.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration.

In his capacity as a stockholder of Sentigen Holdings, Inc., the Company’s former parent company (“Sentigen”), the Reporting Person received 1,351,450 shares of the Common Stock on November 30, 2006, the date on which shares of the Company’s Common Stock were distributed pro rata to the stockholders.  Effective November 30, 2006, the Company was spun off from Sentigen.  On November 30, 2006, the Reporting Person also indirectly held 25,000 shares of the Company’s Common Stock in the Joseph A. Pagano, Jr. Trust, a trust established for the Reporting Person’s son (the “1987 Trust”).  The Reporting Person disclaims beneficial ownership of the shares held by the 1987 Trust and the inclusion of the shares held by the 1987 Trust as set forth above shall not be deemed to be an admission of beneficial ownership under Section 13D of the Act or otherwise.

Between February 1, 2007 and April 9, 2010, the Reporting Person gifted an aggregate of 1,348,815 shares of Common Stock at various times.

On June 24, 2008, the Reporting Person participated in a financing by the Company in which he purchased 643,815 shares of Common Stock at $0.19 for a total purchase price of approximately $122,325.  The Reporting  Person paid the purchase price in a combination of cash and cancellation of indebtedness owed to him by the Company.

On October 26, 2009, the Reporting Person loaned the Company an aggregate of $50,000 which debt was evidenced by the Company’s Subordinated Convertible Promissory Note dated October 26, 2009 (the “Convertible Note”).  On April 8, 2010, the conversion price for such Convertible Note was established at $0.05 and the Reporting Person converted all of the outstanding principal and interest on such Convertible Note into 1,020,027 shares of Common Stock.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of shares of Common Stock by the Reporting Persons reported herein is for investment. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time. Except as set forth in Item 4, the Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

Beneficial ownership is calculated based upon 16,821,787 shares of the Company’s Common Stock outstanding on April 12, 2010 as provided by the Company.

As of the date of this filing, the Reporting Person beneficially owned 1,691,477 shares of the Company’s Common Stock, representing 10% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Company’s Common Stock.  Said securities consist of (i) 1,666,477 shares owned directly by the Reporting Person and (ii) 25,000 shares owned by the 1987 Trust.  The Reporting Person disclaims beneficial ownership of the shares held by the 1987 Trust and the inclusion of the shares held by the 1987 Trust as set forth above, shall not be deemed to be an admission of beneficial ownership under Section 13D of the Act or otherwise.  The Reporting Person received 1,020,027 shares of the Company’s Common Stock upon conversion of the outstanding principal and interest of the Convertible Note at a conversion price of $0.05 per share on April 8, 2010.  The beneficial ownership of the Common Stock by the Reporting Person does not include 1,651,972 shares held by The Joseph A. Pagano, Jr. 2007 Trust, an irrevocable trust over which the Reporting Person has no voting or investment control.

(c)           Please see response to Item 3 above for a list of prior transactions relating to the Common Stock involving the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2010

/s/ Joseph K. Pagano
JOSEPH K. PAGANO